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                              September 29, 2020

       Harold Hofer
       Chief Executive Officer
       Escalate Wealth REIT I, Inc.
       17 Corporate Plaza, Suite 200
       Newport Beach, California 92660

                                                        Re: Escalate Wealth
REIT I, Inc.
                                                            Amendment No. 2 to
Preliminary Offering Circular on Form 1-A
                                                            Filed September 24,
2020
                                                            File No. 024-11284

       Dear Mr. Hofer:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2020 letter.

       Form 1-A/A filed September 24, 2020

       Security Ownership of Certain Beneficial Owners and Management, page 56

   1. We note that you have only attributed some of the shares held by Escalate Wealth LLC to
                                                        Mr. Hofer. If Mr. Hofer
is the control person of Escalate Wealth LLC, as was previously disclosed, please
clearly disclose and revise to reflect the entire amount of shares held by
                                                        Escalate Wealth LLC to
Mr. Hofer, or advise.
 Harold Hofer
FirstName LastNameHarold
Escalate Wealth REIT I, Inc. Hofer
Comapany 29,
September NameEscalate
              2020       Wealth REIT I, Inc.
September
Page 2    29, 2020 Page 2
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Gregory W. Preston